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                            July 23, 2021

       Ethan Chuang
       Chief Executive Officer
       Adamant DRI Processing and Minerals Group
       6305 Hilltop Court
       Fort Lee, NJ 07024

                                                        Re: Adamant DRI
Processing and Minerals Group
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 29, 2021
                                                            File No. 0-49729

       Dear Mr. Chuang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed on June 29, 2021

       Business
       Organizational History, page 1

   1. We note your disclosure that you are a "shell company" as defined in Rule 12b-2 of the
                                                        Exchange Act and that
you seek to merge with a private entity. Please expand your
                                                        disclosure, including
your risk factor disclosure, to disclose that you are a blank check company and the
consequences of being a shell and blank check company, including details regarding
compliance with Rule 419 in connection with any offering of your securities, the
prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on
shell companies, and the conditions that must be satisfied before restricted and control
securities may be resold in reliance on Rule 144.
 Ethan Chuang
FirstName  LastNameEthan   Chuang
Adamant DRI   Processing and Minerals Group
Comapany
July       NameAdamant DRI Processing and Minerals Group
     23, 2021
July 23,
Page  2 2021 Page 2
FirstName LastName
Risk Factors, page 4

2. We note your risk factor on page 7 regarding internal controls. Please tell us whether Mr.
         Chuang will be primarily responsible for preparing the financial statements and evaluating the effectiveness of your internal control over financial reporting. Provide us with a description of his knowledge of U.S. GAAP and SEC rules and regulations and the specific experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In the event you do not have personnel with sufficient experience in
         U.S. GAAP and evaluating effectiveness of internal control over financial reporting, please revise to provide a risk factor documenting this as a material weakness in your internal control and discuss the ramifications.
Liquidity and Capital Resources, page 14

3. You disclose in Note 2 that your losses, working capital deficit, and accumulated deficit raise substantial doubt about your ability to continue as a going concern. Please incorporate this disclosure into your discussion of your liquidity and capital resources, and address how you intend to fund current operations for the foreseeable future since you have no assets and no revenues.
Security Ownership of Certain Beneficial Owners and Management, page 17

4. Please revise your security ownership table to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by China Concentric Capital Group Ltd. Refer to Item 403 of Regulation S-K and
         Exchange Act Rule 13d-3.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 21

5. Please revise your filing to provide a range of high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. In this regard, we note your disclosure that your common stock is quoted on the OTC Pink Markets and that an active trading market for your shares does not exist. Please also revise to inform investors that the OTC Pink includes warnings to "STOP" and describe for investors the basis for such warning. Refer to Item 201(a)(1)(iii) of Regulation
S-K.
General

6. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
         Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these
 Ethan Chuang
Adamant DRI Processing and Minerals Group
July 23, 2021
Page 3
      reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameEthan Chuang
                                                   Division of Corporation
Finance
Comapany NameAdamant DRI Processing and Minerals Group
                                                   Office of Energy &
Transportation
July 23, 2021 Page 3
cc:       Vincent J. McGill
FirstName LastName